FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Central Bank of Argentina approves cash dividends.

Buenos Aires, February 3, 2016

Securities and Exchange Commission

Relevant Information – Central Bank of Argentina approves cash dividends.

We hereby inform you that on February 2, 2016 the Central Bank of Argentina, through Resolution N° 52, authorized BBVA Francés to distribute cash dividends by a total amount of AR$ 400.000.000 for the fiscal year 2014.

The dividend’s distribution was approved by the Annual Ordinary and Extraordinary Shareholders meeting, which was held on April 7, 2015. The Board of Directors will determined the date of the cash payment

Sincerely yours

Reconquista 199 (C1OO3ABC) – Casilla de Correo 3196 Correo Central (C1OOOZAA) – BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 3, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus Title: Chief Financial Officer